Exhibit 99.4

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen Half Year Financial Results

Brisbane, Australia, 19 February 2009: Progen Pharmaceuticals Limited (ASX: PGL, NASDAQ:PGLA) today announced financial results for the half-year to 31 December 2008, reporting a cash balance of AUD$72,912,000 (June 2008: $76,748,000).

The loss for the six months ended 31 December 2008 was $1,726,000 compared to a loss of $14,393,000 in the previous corresponding period, which included the financial impact of the accrual of $4,000,000 in milestone payments in relation to the termination of the Agreement for Strategic Alliance with Medigen Biotechnology Corporation. The result for the half-year ended 31 December 2008 includes a foreign exchange gain of $7,117,000.

During the half-year, significant alterations were made to Progen’s drug development portfolio, triggering changes in the Company’s strategic direction. The directors have since identified that the proposed merger with Avexa Limited has potential to deliver significant value and consequently is in the best interests of the shareholders as a whole. The Board therefore reaffirms their unanimous recommendation for the proposed merger with Avexa to create a strong, well funded biotechnology company with near-term value creating milestones.

Assuming the merger with Avexa is approved by shareholders of Progen and Avexa and the Court, and the proposed buy back is approved at the Merger Meeting to be held on 11 March 2009, Progen shareholders will have the following options:

(a)     Maintain their shareholding in the merged company. The implied per share value of the merged group to Progen shareholders is $1.35 (based on the exchange ratio and the share price of Avexa immediately prior to transaction announcement). BDO Kendalls Corporate Finance (QLD) Limited, the independent expert appointed to report on the proposed buy back, has determined that a discounted cash flow valuation of Avexa’s lead compound ATC implies a value of $2.03 to $3.18 per share for the merged group;

(b)    Sell their shares into the buy back at a price of $1.10 per share(1); or

(c)     Sell part of their shares into the buy back and maintain part of their shareholding in the merged company.

About Progen

Progen Pharmaceuticals Limited is a globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

(1) The share buy back is subject to shareholder approval and a cap of $20 million, representing 18,181,818 shares or approximately 30% of shares on issue. If the cap is exceeded shareholders will be scaled back on a pro-rata basis. The merger may proceed if it is approved by Progen Shareholders even if the buy back is not approved.

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of ATC, PI-88, PI-166, PG545, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.